CHUCK DIVITA, CPA
CHIEF FINANCIAL OFFICER

October 6, 2009

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20548

Re:	FPIC Insurance Group, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 4, 2009
Schedule 14A Filed April 15, 2009
Commission File No. 001-11983

Dear Mr. Riedler:

We have reviewed your letter dated September 24, 2009, and the comments contained therein with respect to our September 18, 2009 response to your September 4, 2009 letter regarding our Annual Report on Form 10-K for fiscal year ended December 31, 2008 and Schedule 14A filed with the United States Securities and Exchange Commission (the “Commission”) on April 15, 2009.  As requested, this letter provides additional information regarding the disclosure topics upon which the Staff has commented.  We intend to incorporate the disclosures provided below in future filings as indicated for our response.  For convenient reference, our response is accompanied by a restatement of the Staff’s comments.

Schedule 14A

Executive Compensation

Discussion and Analysis

Base Salary

Annual Incentive Award, page 18

1.
Please refer to your response to Comment 1.  We note your disclosure that 20% of Mr. White’s bonus is based, in part, on a subjective evaluation of Mr. White’s achievement of the “core competencies” required for Mr. White’s position.  Please expand your disclosure to discuss with specificity the “core competencies” required for Mr. White’s position.

In addition, please confirm that you will disclose in your 2010 proxy statement the extent to which Mr. White satisfied each of his core competencies, and the extent to which he succeeded in assisting the Company to achieve its financial and strategic goals.

FPIC INSURANCE GROUP, INC.
1000 RIVERSIDE AVENUE, SUITE 800  JACKSONVILLE, FLORIDA 32204
PHONE  (904) 360-3611  FAX  (904) 475-1159

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
October 6, 2009

Response to Comment 1
Please be advised that in the subjective evaluation process utilized by Mr. Byers and our Compensation Committee for purposes of determining the individual performance component of Mr. White’s bonus, the “core competencies” referred to in our draft disclosure language have in the past not been systematically identified as a part of the process; nor has there been any arithmetical or other quantification of Mr. White’s achievement or possession of any core competencies or of his “success in assisting the Company to achieve the financial and strategic goals. . . .”  Rather, Mr. Byers, as he does with respect to the other senior officers of the Company, provides the Compensation Committee with a general, subjective assessment of Mr. White’s ability and performance.  We find this form of assessment appropriate and effective for our organization, as Mr. Byers works closely on a day-to-day basis with Mr. White and our other senior officers.  In a given year, along with Mr. Byers’ recommendation of the percentage of Mr. White’s target bonus related to individual performance that should be awarded, Mr. Byers will describe or emphasize a particular trait or accomplishment exhibited or achieved by Mr. White only to the extent Mr. Byers finds it particularly noteworthy for consideration, and Mr. Byers will specifically describe or emphasize the financial or strategic performance of the business units that report to Mr. White during the year only to the extent Mr. Byers finds it particularly noteworthy for consideration, and Mr. Byers may simply provide the Compensation Committee with a general evaluation and recommendation (such as, “Mr. White continues to perform at a high level, and our insurance operations have had another solid year”).  In any case, it is not anticipated that Mr. Byers will provide a quantified assessment of each of a list of core competencies or of each of a list of financial and strategic performance criteria.

Given the foregoing, it is difficult to predict the 2010 proxy statement language that will be appropriate with respect to this matter, since that will depend on the content of Mr. Byers’ evaluation given to our Compensation Committee early next year.  This will confirm, however, that if Mr. Byers in his evaluation of Mr. White’s individual performance for purposes of determining Mr. White’s 2009 bonus discusses one or more particular competencies, traits or accomplishments achieved by Mr. White, we will describe those and Mr. Byers’ evaluation of them.  Similarly, if in his evaluation Mr. Byers discusses one or more strategic or financial goals, we confirm that we will describe those goals and Mr. Byers’ evaluation of Mr. White’s contribution to the Company’s success or failure to attain those goals.

We believe the draft of the language of the last paragraph of our proposed disclosures to be contained in our 2010 proxy statement under the heading “Annual Incentive Award” set forth below both addresses the Staff’s concerns and will accurately reflect the process actually followed by our Compensation Committee:

“As discussed above, 20 percent of Mr. White’s bonus is based on an evaluation of his individual performance during the year.  This is determined by the Compensation Committee based primarily on a subjective evaluation conducted by Mr. Byers of Mr. White’s possession and exercise during the year of core competencies required for Mr. White’s position and of Mr. White’s success in assisting the Company to achieve the financial and strategic goals discussed above.  Mr. Byers and the Compensation Committee evaluated Mr. White’s competencies and his contribution to the achievement of our strategic and financial goals on an overall basis rather than on the basis of individual competencies or the achievement of specific goals.  [Mr. Byers and the Compensation Committee did, however, consider [description of any particular core competency, trait or accomplishment mentioned or considered, and the evaluation

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
October 6, 2009

thereof, to be supplied]]. In addition, Mr. Byers and the Committee also considered [description of any particular financial or strategic goal, and the evaluation thereof, to be supplied].  Based on this evaluation, the Compensation Committee determined that Mr. White both possessed and had exercised [a high level of overall competency in his position during 2009 and had played an important role in the achievement of the Company’s goals].  As a result of this evaluation, the Compensation Committee determined that Mr. White’s individual performance had entitled him to ____ percent of his 20 percent target bonus related to individual performance.”

* * * *

We acknowledge that:

—	we are responsible for the accuracy and adequacy of the disclosure in our filings with the Commission;
—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
—	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions, please do not hesitate to contact the undersigned either by telephone, mail or e-mail.

Yours truly,

/s/ Charles Divita, III
Charles Divita, III
Chief Financial Officer

Cc:	Kenneth M. Kirschner, Chairman of the Board of Directors
John K. Anderson, Jr., Chairman of the Audit Committee of the Board of Directors
John R. Byers, President and Chief Executive Officer
T. Malcolm Graham, General Counsel and Secretary
Pamela D. Harvey, Vice President and Controller
Donald R. Cameron, Partner, PricewaterhouseCoopers LLP
Rob Eddy, Senior Manager, PricewaterhouseCoopers LLP